Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX) For further information:

Investor Relations
(416) 947-1212

(All amounts expressed in Canadian dollars unless otherwise noted)

AGNICO-EAGLE MINES LIMITED REPORTS

INVESTMENT IN QUEENSTON MINING INC.

Toronto (November 3, 2010) — Agnico-Eagle Mines Limited (“Agnico” or the “Company”) today reported that it had acquired 6,603,774 units (“Units”) of Queenston Mining Inc. (“QMI”) by way of a private placement at a price of $5.30 per Unit for a total consideration of $35,000,000 in cash.  Each Unit consisted of one common share (“Common Shares”), resulting in the acquisition of a total of 6,603,774 Common Shares of QMI by the Company, and one-half of one share purchase warrant (“Warrants”), being 3,301,887 Warrants, each full Warrant entitling the holder to acquire one Common Share at a price of $6.45 per share for the thirty-six months following the closing date.

Agnico now holds 6,603,774 common shares and 3,301,887 share purchase warrants representing an ownership position in QMI of 12.69% on a partially diluted basis.

The Common Shares and Warrants were acquired for investment purposes.  Agnico may acquire additional common shares or warrants of QMI or dispose of some or all of the common shares or warrants of QMI currently held.

Agnico purchased the Common Shares and Warrants pursuant to the “accredited investor” prospectus exemption provided in National Instrument 45-106.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Canada, Finland and Mexico and exploration and development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle’s LaRonde Mine is Canada’s largest operating gold mine in terms of reserves. Agnico-Eagle has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 28 consecutive years. Agnico-Eagle’s registered office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.